UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME Nº 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO DEBENTURE HOLDERS

Sendas Distribuidora S.A., a publicly-held company registered with the Brazilian Securities and Exchange Commission (“CVM”), with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Jacarepaguá, CEP 22775-005, enrolled with the National Register of Legal Entities (“CNPJ”) under No. 06.057.223/0001-71 and in the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE 33.3.002.7290-9 (“Company”), in accordance with clause 4.12.1 of the “Instrumento Particular de Escritura da 1ª (Primeira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Quatro Séries, para Distribuição Pública com Esforços Restritos, da Sendas Distribuidora S.A.” (“Debentures”), celebrated on August 9th, 2019 between the Company and the Fiduciary Agent, as amended (“Debenture Indenture”), informs the debenture holders that it will carry out the optional early redemption of the debentures in circulation, corresponding to the 3rd series of the 1st Debenture issuance, under code SDAS31 (“Optional Early Redemption”).

Thus, we present below the information required by Clause 4.12.1 of the Debenture Indenture:

(i)   Optional Early Redemption date and procedure: the Optional Early Redemption will be carried out on December 17th, 2021 (“Optional Early Redemption Date”), respecting, therefore, the minimum advance notice of 10 (ten) Business Days from the present date, as provided for in the Debenture Indenture, and will be done: (a) through the procedures adopted by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) for the debentures held in electronic custody at B3, and/or (b) upon deposit in checking accounts indicated by the Debenture holders, to be made by the Settlement Bank and Bookkeeper Agent, in the case of Debentures that are not held in electronic custody at B3.

(ii) Optional Early Redemption Value: the total amount of the Optional Early Redemption will be equivalent to the balance of the Nominal Unit Value of the Third Debenture Series plus the Remuneration incurred up to the Optional Early Redemption Date and the Optional Early Redemption Premium; and

(iii) Other relevant information: B3 and the Fiduciary Agent will be informed by the Company about the Optional Early Redemption with 3 (three) business days prior to its carrying out.

The terms starting in capital letters that are not expressly defined in this Notice to Debenture Holders will have the same meaning assigned to them in the Debenture Indenture.

Rio de Janeiro, December 3rd, 2021.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.